Via Facsimile and U.S. Mail
Mail Stop 6010

January 22, 2008

Mark S. Deutsch
Chief Financial Officer
IVAX Diagnostics, Inc.
2140 North Miami Avenue
Miami, FL   33127

Re: **IVAX Diagnostics, Inc.**
      Form 10-K for Fiscal Year Ended December 31, 2006
      Filed on March 30, 2007
      File No. 001-14798

Dear Mr. Deutsch:

      We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief